EXHIBIT 99.1

Brookfield Business Partners Reports 2025 Year End Results

BROOKFIELD, News, Jan. 30, 2026 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBU, BBUC; TSX: BBU.UN, BBUC) announced today financial results for the year ended December 31, 2025.

“We had a great year, generating over $2 billion from our capital recycling initiatives, investing $700 million in four growth acquisitions and repurchasing $235 million of our units and shares at a significant discount to intrinsic value,” said Anuj Ranjan, CEO of Brookfield Business Partners. “We are also nearing the completion of our corporate reorganization which should enhance global demand for our shares as we continue to progress our value creation and capital recycling plans to compound long-term growth for our investors.”

	Three Months Ended December 31,		Year Ended December 31,
US$ millions (except per unit amounts), unaudited	2025	2024	2025	2024
Net income (loss) attributable to Unitholders[1]	$(4)	$(438)	$43	$(109)
Net income (loss) per limited partnership unit[2]	$(0.48)	$(2.02)	$(0.30)	$(0.50)

Adjusted EBITDA[3]	$652	$653	$2,409	$2,565

Net income attributable to Unitholders for the year ended December 31, 2025 was $43 million (loss of $0.30 per limited partnership unit) compared to net loss of $109 million (loss of $0.50 per limited partnership unit) in the prior year. Net income (loss) per limited partnership unit was reduced by incentive distributions declared to the special limited partnership unitholder during the year. Prior year included a one-time non-cash expense at our healthcare services operation and provisions within our construction operation.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2025	2024	2025	2024
Industrials	$354	$306	$1,281	$1,247
Business Services	217	217	823	832
Infrastructure Services	119	160	436	606
Corporate	(38)	(30)	(131)	(120)
Adjusted EBITDA	$652	$653	$2,409	$2,565

Adjusted EBITDA for the year ended December 31, 2025 was $2,409 million compared to $2,565 million for the year ended December 31, 2024. Current year Adjusted EBITDA includes $297 million of tax recoveries at our advanced energy storage operation and reflects the impact of lower ownership in three businesses from the partial sale of interests to a Brookfield managed evergreen fund. Prior year results included $371 million of tax recoveries and $200 million of contribution from disposed operations.

Industrials segment Adjusted EBITDA was $1,281 million for the year ended December 31, 2025, a 10% increase compared to prior year excluding the impact of acquisitions, dispositions and tax recoveries. Full year results included contributions from our electric heat tracing systems manufacturer and our specialty consumables and equipment manufacturer acquired in January 2025 and May 2025, respectively.

Performance at our advanced energy storage operation benefited from the growing demand of higher margin advanced batteries and strong commercial execution. Improved contribution at our engineered components manufacturer compared to prior year were supported by margin optimization initiatives and commercial discipline, despite the impact of weak market conditions and reduced volumes.

Business Services segment Adjusted EBITDA was $823 million for the year ended December 31, 2025, compared to $832 million in 2024 and included the impact from the sale of a partial interest in our dealer software and technology operation in July 2025. Full year results excluding the impact of acquisitions and dispositions increased by approximately 5% compared to prior year.

Volumes of new insurance premiums written at our residential mortgage insurer increased 26% compared to prior year, reflecting strong business performance and resiliency in the first-time homebuyer market. Full year results reflect the timing impact of slower revenue recognition under the IFRS 17 accounting standard given uncertain Canadian economic forecasts. Results at our dealer software and technology services operation were lower compared to prior year reflecting both the sale of a partial interest in the business and increased technology modernization costs. Stable renewal activity and commercial initiatives are largely offsetting the impact of churn in the business.

Infrastructure Services segment Adjusted EBITDA was $436 million for the year ended December 31, 2025, compared to $606 million in 2024. Results included the impact of the disposition of our offshore oil services’ shuttle tanker operation in January 2025 and the sale of a partial interest in our work access services operation in July 2025.

Margin enhancement initiatives and the ongoing ramp-up of recent commercial wins at our lottery services operation were offset by the timing impact of reduced terminal deliveries and hardware sales compared to prior year. Lower activity levels and fleet utilization at our modular building leasing services operation impacted results during the year, partially offset by continued growth of value-added products and services.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2025	2024	2025	2024
Adjusted EFO
Industrials	$197	$193	$665	$935
Business Services	144	142	492	641
Infrastructure Services	50	78	295	287
Corporate	(75)	(83)	(273)	(331)

Adjusted EFO for the year ended December 31, 2025 included $161 million of net gains primarily related to the disposition of the shuttle tanker operation at our offshore oil services operation. Adjusted EFO in prior year included $306 million of net gains primarily related to dispositions in our Business Services and Industrials segments and the deconsolidation of our payment processing services operation.

Strategic Initiatives

  Capital Deployment
  In December, we reached an agreement to acquire Fosber, a leading global provider of machinery, parts and services for the corrugated packaging industry. The business generates approximately two-thirds of its profitability from recurring aftermarket demand and as a carve-out from a larger conglomerate, we see opportunities to enhance growth and efficiency. The transaction is expected to be funded with approximately $480 million of equity, of which BBU's share is expected to be approximately $170 million for a 35% interest in the business. The transaction is subject to customary regulatory approvals and is expected to close in the first half of 2026.
  Corporate Reorganization
  In connection with our previously announced plans to simplify our corporate structure, we held special meetings of BBU unitholders and BBUC shareholders on January 13, 2026 where we received the required securityholder approval for the transaction. Subsequent to the meetings, on January 16, 2026, the reorganization was approved by the Supreme Court of British Columbia. We expect to complete the transaction by the end of the first quarter, subject to final regulatory approvals.
  Repurchase Program
  During and subsequent to quarter end, we invested $72 million to repurchase 2.1 million of our units and shares at an average price of approximately $34 per unit and share. Since we launched our buyback program at the beginning of last year, we have returned approximately $235 million to owners through the repurchase of 8.8 million units and shares under our normal course issuer bid (NCIB).

Liquidity

We ended the year with approximately $2,135 million of liquidity at the corporate level, including $2,020 million of availability on our corporate credit facilities. Pro forma for announced and recently closed transactions and an incentive distribution declared during the quarter, corporate liquidity is approximately $2,600 million.

Dividend

Following completion of our corporate reorganization, we expect to declare a quarterly dividend in the amount of $0.0625 per share, payable on March 31, 2026. The dividend is expected to be declared and record date disclosed in connection with announcing the expected closing date of the corporate reorganization. Going forward, we expect to pay an annual dividend of $0.25 per share, consistent with the current distribution and dividend paid on BBU units and BBUC exchangeable shares.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
  Net income (loss) per limited partnership unit calculated as net income (loss) attributable to Unitholders less incentive distributions declared to the special limited partnership unitholder during the period, divided by the average number of limited partnership units outstanding for the three months and year ended December 31, 2025 which were 88.3 million and 86.5 million, respectively (December 31, 2024: 74.3 million and 74.3 million, respectively).
  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. The partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results. The partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the partnership’s operations and excludes items that the partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income (loss) to Adjusted EBITDA included elsewhere in this news release.
  Adjusted EFO is the partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations. Adjusted EFO allows the partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the partnership to evaluate the performance of its segments on a levered basis.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management's Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email:marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email:alan.fleming@brookfield.com

Conference Call and 2025 Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2025 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on January 30, 2026 at 10:00 a.m. Eastern Time at BBU2025Q4Webcast or participants can pre-register at BBU2025Q4ConferenceCall. Upon registering, participants will be emailed a dial-in number and unique PIN. A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P. Consolidated Statements of Financial Position
	As at
US$ millions, unaudited	December 31, 2025		December 31, 2024

Assets
Cash and cash equivalents		$3,546		$3,239
Financial assets		12,483		12,371
Accounts and other receivable, net		7,725		6,279
Inventory and other assets		4,594		5,728
Property, plant and equipment		11,013		13,232
Deferred income tax assets		2,083		1,744
Intangible assets		18,513		18,317
Equity accounted investments		2,494		2,325
Goodwill		13,310		12,239
Total Assets		$75,761		$75,474

Liabilities and Equity
Liabilities
Corporate borrowings		$1,325		$2,142
Accounts payable and other		14,188		16,691
Non-recourse borrowings in subsidiaries of the partnership		42,424		36,720
Deferred income tax liabilities		2,513		2,613

Equity
Limited partners	$2,294		$1,752
Non-controlling interests attributable to:
Redemption-exchange units	1,350		1,644
Special limited partner	—		—
BBUC exchangeable shares	1,807		1,721
Preferred securities	740		740
Interest of others in operating subsidiaries	9,120		11,451
		15,311		17,308
Total Liabilities and Equity		$75,761		$75,474

Brookfield Business Partners L.P. Consolidated Statements of Operating Results
US$ millions, unaudited	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024

Revenues	$7,094	$7,427	$27,457	$40,620
Direct operating costs	(5,621)	(6,008)	(22,151)	(34,883)
General and administrative expenses	(291)	(324)	(1,151)	(1,267)
Interest income (expense), net	(784)	(752)	(3,139)	(3,104)
Equity accounted income (loss), net	19	35	42	90
Impairment reversal (expense), net	(74)	(991)	(88)	(981)
Gain (loss) on dispositions, net	—	—	325	692
Other income (expense), net	(167)	(360)	(815)	(573)
Income (loss) before income tax	176	(973)	480	594
Income tax (expense) recovery
Current	(137)	(158)	(583)	(646)
Deferred	79	23	490	947
Net income (loss)	$118	$(1,108)	$387	$895
Attributable to:
Limited partners	$(42)	$(150)	$(26)	$(37)
Non-controlling interests attributable to:
Redemption-exchange units	(24)	(141)	(9)	(35)
Special limited partner	95	—	95	—
BBUC exchangeable shares	(33)	(147)	(17)	(37)
Preferred securities	13	13	52	52
Interest of others in operating subsidiaries	109	(683)	292	952

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures
US$ millions, unaudited	Three Months Ended December 31, 2025
	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$97	$(83)	$151	$(47)	$118

Add or subtract the following:
Depreciation and amortization expense	187	190	384	—	761
Impairment reversal (expense), net	—	4	70	—	74
Other income (expense), net[1]	(26)	36	156	1	167
Income tax (expense) recovery	39	(23)	56	(14)	58
Equity accounted income (loss), net	(9)	(22)	12	—	(19)
Interest income (expense), net	225	154	383	22	784
Equity accounted Adjusted EBITDA[2]	37	43	26	—	106
Amounts attributable to non-controlling interests[3]	(333)	(180)	(884)	—	(1,397)
Adjusted EBITDA	$217	$119	$354	$(38)	$652

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $84 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations, $47 million of business separation expenses, stand-up costs and restructuring charges, $35 million of expense related to the write-down of an earn-out associated with the sale of our automotive aftermarket parts remanufacturer, $14 million of unrealized net revaluation gains, $4 million of transaction costs and $11 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures
US$ millions, unaudited	Year Ended December 31, 2025
	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$419	$(355)	$479	$(156)	$387

Add or subtract the following:
Depreciation and amortization expense	806	715	1,509	—	3,030
Impairment reversal (expense), net	—	4	84	—	88
Gain (loss) on dispositions, net	(111)	(214)	—	—	(325)
Other income (expense), net[1]	(115)	202	726	2	815
Income tax (expense) recovery	113	9	35	(64)	93
Equity accounted income (loss), net	(27)	(8)	(7)	—	(42)
Interest income (expense), net	909	596	1,547	87	3,139
Equity accounted Adjusted EBITDA[2]	116	148	85	—	349
Amounts attributable to non-controlling interests[3]	(1,287)	(661)	(3,177)	—	(5,125)
Adjusted EBITDA	$823	$436	$1,281	$(131)	$2,409

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $467 million of expenses for employee incentive payments linked to the realization of value at the partnership’s operations, $236 million of net gain recognized upon deconsolidation of the partnership’s healthcare services operation, $224 million of business separation expenses, stand-up costs and restructuring charges, $152 million of unrealized net revaluation losses, $128 million of net losses on debt modification and extinguishment, $125 million of gains recorded at our offshore oil services due to completed upgrades and unrealized gains recorded on reclassification of property, plant and equipment to finance leases, $44 million of transaction costs, $35 million of expense related to the write-down of an earn-out associated with the sale of our automotive aftermarket parts remanufacturer, $14 million of unrealized loss recognized on the partial sale of an interest in our work access services operation to a Brookfield managed evergreen fund, and $112 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures
US$ millions, unaudited	Three Months Ended December 31, 2024
	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$(955)	$(72)	$(31)	$(50)	$(1,108)

Add or subtract the following:
Depreciation and amortization expense	223	228	328	—	779
Impairment reversal (expense), net	690	1	300	—	991
Other income (expense), net[1]	312	4	47	(3)	360
Income tax (expense) recovery	28	9	115	(17)	135
Equity accounted income (loss), net	(4)	(12)	(19)	—	(35)
Interest income (expense), net	233	166	313	40	752
Equity accounted Adjusted EBITDA[2]	25	47	17	—	89
Amounts attributable to non-controlling interests[3]	(335)	(211)	(764)	—	(1,310)
Adjusted EBITDA	$217	$160	$306	$(30)	$653

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $407 million related to a provision for payment of a litigation settlement at our dealer software and technology services operation, $116 million of net gains on the sale of property, plant and equipment and other assets, $57 million related to provisions recorded at our construction operation, $52 million of business separation expenses, stand-up costs and restructuring charges, $27 million of net gains on debt modification and extinguishment, $16 million of net revaluation gains and $3 million in transaction costs.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures
US$ millions, unaudited	Year Ended December 31, 2024
	Business Services	Infrastructure Services	Industrials	Corporate	Total

Net income (loss)	$(169)	$(347)	$1,654	$(243)	$895

Add or subtract the following:
Depreciation and amortization expense	961	888	1,355	—	3,204
Impairment reversal (expense), net	686	(11)	306	—	981
Gain (loss) on dispositions, net	(608)	—	(84)	—	(692)
Other income (expense), net[1]	365	32	164	12	573
Income tax (expense) recovery	75	6	(341)	(41)	(301)
Equity accounted income (loss), net	(4)	(23)	(63)	—	(90)
Interest income (expense), net	972	701	1,279	152	3,104
Equity accounted Adjusted EBITDA[2]	79	168	61	—	308
Amounts attributable to non-controlling interests[3]	(1,525)	(808)	(3,084)	—	(5,417)
Adjusted EBITDA	$832	$606	$1,247	$(120)	$2,565

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $407 million related to a provision for payment of a litigation settlement at our dealer software and technology services operation, $251 million related to provisions recorded at our construction operation, $168 million of net revaluation gains, $158 million of business separation expenses, stand-up costs and restructuring charges, $108 million of net gains on the sale of property, plant and equipment and other assets, $52 million of net gains on debt modification and extinguishment, $50 million of other income related to a distribution at our entertainment operation, $35 million in transaction costs and $100 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Net Income (Loss) per Unitholder
	Three Months Ended December 31,		Year Ended December 31,
US$, unaudited	2025	2024	2025	2024

Net income (loss) per limited partnership unit[1]	$(0.48)	$(2.02)	$(0.30)	$(0.50)
Less: incentive distribution to special limited partner[2]	(0.45)	—	(0.45)	—
Net income (loss) per Unitholder[2,3]	$(0.03)	$(2.02)	$0.15	$(0.50)

Notes:

  Net income (loss) per limited partnership unit calculated as net income (loss) attributable to Unitholders less incentive distributions declared to the special limited partnership unitholder during the period, divided by the average number of limited partnership units outstanding for the three months and year ended December 31, 2025 which were 88.3 million and 86.5 million, respectively (December 31, 2024: 74.3 million and 74.3 million, respectively).
  Average number of partnership units and shares outstanding on a fully diluted time-weighted average basis for the three months and year ended December 31, 2025 was 209.5 million and 211.6 million, respectively (2024: 217.0 million and 217.0 million, respectively).
  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.

Brookfield Business Corporation Reports 2025 Year End Results

Brookfield, News, January 30, 2026 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the year ended December 31, 2025.

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2025	2024	2025	2024

Net income (loss) attributable to Brookfield Business Partners	$(197)	$(396)	$(875)	$(888)

Net loss attributable to Brookfield Business Partners for the year ended December 31, 2025 was $875 million compared to net loss of $888 million in 2024. Current year results included $831 million of remeasurement loss on our exchangeable and class B shares that are classified as liabilities under IFRS. As at December 31, 2025, the exchangeable and class B shares were remeasured to reflect the closing price of $35.20 per unit.

Dividend

Following completion of our corporate reorganization, we expect to declare a quarterly dividend in the amount of $0.0625 per share, payable on March 31, 2026. The dividend is expected to be declared and record date disclosed in connection with announcing the expected closing date of the corporate reorganization. Going forward, we expect to pay an annual dividend of $0.25 per share, consistent with the current distribution and dividend paid on BBU units and BBUC exchangeable shares.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares will be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review the Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Business Corporation Consolidated Statements of Financial Position
	As at
US$ millions, unaudited	December 31, 2025		December 31, 2024

Assets
Cash and cash equivalents		$710		$1,008
Financial assets		526		353
Accounts and other receivable, net		3,158		3,229
Inventory, net		15		52
Other assets		543		627
Property, plant and equipment		198		2,480
Deferred income tax assets		261		197
Intangible assets		5,807		5,966
Equity accounted investments		185		198
Goodwill		5,025		4,988
Total Assets		$16,428		$19,098

Liabilities and Equity
Liabilities
Accounts payable and other		$3,085		$5,276
Non-recourse borrowings in subsidiaries of the company		7,844		8,490
Exchangeable and class B shares		2,432		1,709
Deferred income tax liabilities		969		988

Equity
Brookfield Business Partners	$(679)		$(59)
Non-controlling interests	2,777		2,694
		2,098		2,635
Total Liabilities and Equity		$16,428		$19,098

Brookfield Business Corporation Consolidated Statements of Operating Results
US$ millions, unaudited	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024

Revenues	$1,664	$2,209	$7,168	$8,208
Direct operating costs	(1,513)	(2,041)	(6,532)	(7,568)
General and administrative expenses	(69)	(107)	(272)	(326)
Interest income (expense), net	(193)	(212)	(821)	(832)
Equity accounted income (loss), net	3	2	10	8
Impairment reversal (expense), net	—	(689)	—	(691)
Remeasurement of exchangeable and class B shares	(180)	(9)	(831)	(208)
Other income (expense), net	(4)	(469)	190	(666)
Income (loss) before income tax	(292)	(1,316)	(1,088)	(2,075)
Income tax (expense) recovery
Current	1	(8)	10	(50)
Deferred	26	42	77	198
Net income (loss)	$(265)	$(1,282)	$(1,001)	$(1,927)
Attributable to:
Brookfield Business Partners	$(197)	$(396)	$(875)	$(888)
Non-controlling interests	(68)	(886)	(126)	(1,039)

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of BBU, BBUC or the Corporation or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any securities of the Corporation to be issued in the Arrangement will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and any securities issued in connection with the Arrangement are anticipated to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided for by Section 3(a)(10) thereof and in accordance with applicable state securities laws.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, the expected closing of our corporate reorganization, expected future distributions or dividends, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes to U.S. laws or policies, including changes in U.S. domestic economic policies and foreign trade policies and tariffs; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report for the year ended December 31, 2025 to be filed on Form 20-F.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of a Non-IFRS Measure

This news release contains references to a Non-IFRS measure. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Unitholders’ results include limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our annual report for the year ended December 31, 2025 to be filed on Form 20-F.